Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
March 23, 2011
NEWS RELEASE

HELIX BIOPHARMA CORP. TO PRESENT AT BIT LIFE SCIENCES’ THIRD ANNUAL INTERNATIONAL CONGRESS OF ANTIBODIES IN BEIJING CHINA ON MARCH 25

AURORA, Ontario, MARCH 23, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a developer of biopharmaceutical drug candidates for the prevention and treatment of cancer, today announced that Baomin Tian, Ph.D., senior scientist, will be presenting at BIT Life Sciences’ third International Congress of Antibodies on March 25, 2011 at the China National Conventional Center, Beijing, China.

Dr. Tian is an invited speaker and will be presenting an overview of L-DOS47, Helix BioPharma’s lung cancer drug candidate. The presentation will highlight characterization and preclinical work leading up to the recent United States Food and Drug Administration (“FDA”) approval of a Phase I investigational new drug (“IND”) application to commence human clinical testing with L-DOS47. The slide show portion of the L-DOS47 presentation will be available on Helix BioPharma’s website (www.helixbiopharma.com).

Additional information about the conference, provided by the organizers, can be found at the conference’s website http://www.bitlifesciences.com/ica2011/.

About L-DOS47

L-DOS47 is the Company’s first drug candidate under development based upon its DOS47 technology. L-DOS47 is a therapeutic immunoconjugate which combines Helix’s proprietary DOS47 technology with a highly specialized camelid-derived single domain antibody designed to identify a unique CEACAM6 antigenic site predominantly associated with non-small cell lung cancer (“NSCLC”) cells. DOS47 is designed to function by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. It is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By breaking down urea at the site of cancerous tissues in the body, L-DOS47 is believed to modify the microenvironmental conditions of cancer cells in a manner that leads to their death. Among these theorized effects, L-DOS47 is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. As well, the local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Web Site: www.sternco.com

Women’s Health Advocacy Relations:
Jennifer Zimmons
Cooper Global Communications
Tel: 212 317-1400
Email: jzimmons@cgc-us.com
Web Site: www.cooperglobalcommunications.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”), regarding the Company’s planned presentation at the Third Annual International Congress of Antibodies being held in Beijing China and the Company’s product development initiatives. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the Company’s attendance at the conference; the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from such statements. These risks and uncertainties include without limitation, that the Company’s assumptions may prove to be incorrect; that the presentation is subject to change or cancellation without notice; Helix’s need for additional future capital, which may not be available; uncertainty whether the drug candidates will be successfully developed and commercialized; research and development risks, including manufacturing risks and negative clinical trial results; product liability and insurance risks; the need for further regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks; and uncertainty of the size and existence of a market opportunity for Helix’s products. These and other risks and uncertainties, which could cause actual results to vary materially from current results or those anticipated in forward-looking statements, are more fully described in our latest Form 20-F and other documents filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company assumes no obligation, except as required by law, to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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